UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Home Federal Bancorp, Inc. of Louisiana (HFBL)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

43708L108
(CUSIP Number)

12/31/2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	43708L108	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	168,540(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	168,540(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		168,540(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDESCERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.16%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 168,540 shares of common stock.

CUSIP No .	43708L108	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Andrew Jose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	10,584 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	10,584 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,584 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.45%
12	TYPE OF REPORTING PERSON		IN

(1) Consists of 10,584 shares of common stock owned by Andrew Jose, co-founder and managing partner of FJ Capital Management LLC.

CUSIP No .	43708L108	Page 5 of 9
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	168,540 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	168,540 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		168,540 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.16%
12	TYPE OF REPORTING PERSON		OO

(1) Comprised of (i) 168,540 common stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management LLC is the managing member.

CUSIP No .	43708L108	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	203,692 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	203,692 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		203,692
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.65%
12	TYPE OF REPORTING PERSON		IN

(1) Comprised of (i) 168,540 shares of common stock held by FJ Capital Long/Short Equity Fund LLC, of which FJ Capital Management is the managing member; and 35,152 shares of common stock held by Martin Friedman, the managing member of FJ Capital Management LLC.

CUSIP No .	43708L108	Page 6 of 9

Item 1(a).	Name of Issuer:

Home Federal Bancorp, Inc. of Louisiana (HFBL)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

624 Market Street Shreveport, LA 71101

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: FJ Capital Long Short Equity Fund LLC Andrew Jose FJ Capital Management LLC
Martin S. Friedman
Item 2(b).	Address of Principal Business Office or, if None, Residence:
FJ Capital Long Short Equity Fund LLC 1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101 Andrew Jose 1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101 FJ Capital Management LLC 1313 Dolley Madison Blvd., Ste 306 McLean, VA 22101 Martin S. Friedman 1313 Dolley Madison Blvd., Ste 306 McLean, VA 22101

CUSIP No .	43708L108	Page 7 of 9

Item 2(c).	Citizenship:

FJ Capital Long Short Equity Fund LLC, FJ Capital Management LLC – Delaware limited liability companies Andrew F. Jose – United States citizen
Martin S. Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

43708L108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

CUSIP No .	43708L108	Page 8 of 9
(a)	Amount beneficially owned:

FJ Capital Long Short Equity Fund LLC – 168,540 shares Andrew F. Jose – 10,584 shares FJ Capital Management LLC – 168,540 shares Martin S. Friedman – 203,692 shares

(b)	Percent of class:

FJ Capital Long Short Equity Fund LLC – 4.61% Andrew F. Jose - 0.45% FJ Capital Management LLC – 4.61% Martin S. Friedman – 8.65%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

All Reporting Persons – 0

(ii)	Shared power to vote or to direct the vote

FJ Capital Long Short Equity Fund LLC – 168,540 shares Andrew F. Jose – 10,584 shares FJ Capital Management LLC – 168,540 shares Martin S. Friedman – 203,692 shares

(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

(iv)	Shared power to dispose or to direct the disposition of

FJ Capital Long Short Equity Fund LLC – 168,540 shares Andrew F. Jose – 10,584 shares FJ Capital Management LLC – 168,540 shares Martin S. Friedman – 203,692 shares

CUSIP No .	43708L108	Page 9 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/10/2014

FJ Capital Long/Short Equity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

/s/ Martin S. Friedman
MARTIN S. FRIEDMAN

Andrew F. Jose By: FJ Capital Management, LLC, its Managing Member By: /s/ Andrew F. Jose Name: Andrew F. Jose Title: Co-Founder and Managing Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Home Federal Bancorp, Inc. of Louisiana(HFBL), shall be filed on behalf of the undersigned.

FJ Capital Long/Short Equity Fund LLC		Andrew F. Jose
By:	FJ Capital Management, LLC	By:	FJ Capital Management, LLC, its Managing Member

By:	/s/ Martin S. Friedman	By:	/s/ Andrew F. Jose
	Name: Martin S. Friedman		Name: Andrew F. Jose
	Title: Managing Member		Title: Co-founder and Managing Partner

FJ Capital Management LLC

By:	/s/ Martin S. Friedman
Name: Martin S. Friedma
Title: Managing Member

/s/ Martin S. Friedman
MARTIN S. FRIEDMAN